SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 17,2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri
Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration # 02,570,688/0001-70
Board of Trade NIRE: 53 3 0000581-8

Publicly Held Company
CVM (Brazilian Securities and Exchange Commission) # 01768-0

Minutes of the Board of Directors Meeting
Held on December 12, 2003

Date and time:
On December 12th (twelve) 2003, at 9:00 a.m..

Venue:
Av. Presidente Wilson n° 231, 28th floor (part), city and state of Rio de Janeiro.

Call Notice:
Letter dated as of December, 2nd, 2003, written by the Chairman of the Board of Directors, Mr. Luis Octavio da Motta Veiga (doc. I).

Attendance:
The following members of the Board of Directors of Brasil Telecom Participações S.A. (“BTP”) attended the meeting: Arthur Joaquim de Carvalho, Verônica Valente Dantas, Carlos Bernardo Torres Rodenburg, Carlos Alberto de Araújo and Lênin Florentino de Faria. Mrs. Maria Amália Delfim de Melo Coutrim, alternate member of the Board of Directors of BTP, also attended the meeting.

Board:
Chairman: Mr. Arthur Joaquim de Carvalho, who invited Mr. Gabriel Filipe Corrêa de Andrade to be the Secretary of the meeting.

Agenda:
(i)	Deliberate over BTP’s Budget for 2004;
(ii)	Deliberate over the Budget for 2004 of Brasil Telecom S.A. (“BT”), the BTP’s subsidiary;
(iii)	Deliberate over BTP’s management’s proposal regarding the limit for the declaration of interests on own capital for the fiscal year 2004;
(iv)	Deliberate over BT’s fund raising proposal and the respective guarantees to be provided by BTP to BT;
(v)

Deliberate over the proposal to summon an Extraordinary General Shareholders’ Meeting to elect a member for the Fiscal Council, based on the CVM’s decision, inclluded in the Written Notice/CVM/SEP/GEA-2 n° 460/03;

(vi)	Deliberate over the constitution of BT’s subsidiaries to deal with its real state assets.

Deliberations:
Initially, the Chairman registered the Vote Instruction, which was received for the Board members appointed by Invitel, pursuant to Law 6,404/76, paragraphs 8 and 9 of article 118. A copy of the Vote Instruction was filed at BTP’s headquarters (doc. II). Additionally, the Chairman registered the presence of BTP’s Fiscal Council members.

(1)	Analyzing the first item of the Agenda the Chairman read to the members of the Board of Directors BTP’s management’s proposal regarding BTP’s budget for 2004 (doc. III).

Being submitted to vote, it was deliberated, by unanimity of attending Board members, the approval of BTP’s management’s proposal regarding BTP’s budget for 2004 (doc. III).

(2)	Then, the Chairman brought the second item of the Agenda to analysis, namely, the deliberation over BTP’s management’s proposal regarding the 2004 budget of BTP’s subsidiary, BT (doc. IV).

Being submitted to vote, it was deliberated, by unanimity of attending Board members, the approval of BTP's management’s proposal regarding the 2004 budget of BTP’s subsidiary, BT (doc. IV).

(3)

Then, the Chairman brought to analysis the third item of the Agenda, namely, the deliberation over BTP’s management’s proposal regarding the limit for the declaration of interest on own capital for the fiscal year 2004 (doc. V).

Being submitted to vote, it was deliberated, by unanimity of attending Board members the approval of BTP’s management’s proposal regarding the limit for the declaration of interest on own capital for the fiscal year 2004 (doc. V).

(4)

The Chairman brought to analysis the fourth item of the Agenda namely, the deliberation over BTP’s management’s proposal for the BT’s fund raising transaction and for the guarantees to be provided by BTP to BT (doc. VI).

Being submitted to vote, it was deliberated, by unanimity of attending Board members, the approval of BTP’s management’s proposal for the BT’s funds raising transaction and for the guarantees to be provided by BTP to BT (doc. VI).

(5)

Afterwards, the Chairman brought to deliberation the fifth item of the Agenda, namely, BTP’s management’s proposal to summon an Extraordinary General Shareholders’ Meeting to elect a member for the Fiscal Council, based on CVM’s decision, included in the Written Notice /CVM/SEP/GEA-2 n° 460/03 (doc. VII). Mr. Paulo Pedrão Rio Branco, BTP’s CFO, presented the proposal to the members of the Board of Directors.

Being submitted to vote, BTP’s management proposal’s to summon an Extraordinary General Shareholders’ Meeting to elect a member for the Fiscal Council, based on CVM’s decision, included in the Written Notice /CVM/SEP/GEA-2 n° 460/03, was approved by the unanimity of the Board members.

(6)

Finally, the Chairman started the analysis and discussion related to the last item of the Agenda, presenting to the members of the Board of Directors, BTP’s management’s proposal related to the constitution of BT’s subsidiaries to deal with its real state assets (doc. VIII), and thereafter invited Mr. Paulo Pedrão Rio Branco, BTP’s CFO, to present the proposal and answer eventual questions.

Being submitted to deliberation, BTP’s management’s proposal for the constitution of BT’s subsidiaries to deal with its real state was approved by the unanimity of the members of the Board of Directors (doc. VIII).

Adjournment:
Having no further business to be discussed, the meeting was adjourned and the minutes herein were drawn up, which, after being read, were approved by the Board members.

Rio de Janeiro, December 12, 2003.

___________________________________	___________________________________
Arthur Joaquim de Carvalho Chairman	Gabriel Filipe Corrêa de Andrade Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer